Exhibit 99.1

Woodside Energy Group Ltd

ACN 004 898 962

Mia Yellagonga

11 Mount Street

Perth WA 6000

Australia

T +61 8 9348 4000

www.woodside.com

ASX: WDS

NYSE: WDS

LSE: WDS

Announcement

Monday, 13 February 2023

ANNUAL GENERAL MEETING 2023

Woodside’s Annual General Meeting 2023 will be held on Friday, 28 April 2023 at 10:00 AWST / 12:00 AEDT (21:00 CDT Thursday, 27 April) in Perth, Western Australia.

The closing date for receipt of director nominations is Tuesday, 21 February 2023.

Contacts:
INVESTORS Matthew Turnbull (Group) M: +61 410 471 079 Sarah Peyman (Australia) M: +61 457 513 249 Rohan Goudge (US) M: +1 (713) 679-1550 E: investor@woodside.com	MEDIA Christine Forster M: +61 484 112 469 E: christine.forster@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.